Filed Pursuant to Rule 253(g)(2)

File No. 024-11306

SUPPLEMENT DATED APRIL 19, 2022

TO OFFERING CIRCULAR FEBRUARY 11, 2022

VV Markets LLC

This document supplements, and should be read in conjunction with, the Post-Qualification Amendment No. 4 on Form 1-A POS (the “Offering Circular”) dated February 11, 2022 of VV Markets LLC (the “Company”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The Offering Circular dated February 11, 2022 is available HERE.

The purpose of this supplement is to:

●	Correct the description of the Series VV-GERM Assets contained in the Offering Circular, which were previously incorrectly described.

As a result, the Company amends and restates the following subsection of the Offering Circular:

THE UNDERLYING ASSETS, page 63

The Series VV-GERM Asset

The discussions contained in this offering circular relating to the Series VV-GERM Assets is based upon information provided third parties that we believe to be reliable and we believe that the information from such sources contained herein regarding the Series VV-GERM Assets are reasonable, and that the factual information therein is fair and accurate.

German Collection
Wine	Vintage	Quantity	Bottle Size (ml)
Egon Muller, Scharzhofberger Riesling TBA	2017	1	375
Scharzhofberger Auslese Goldkapsel	1993	3	750
Scharzhofberger Spätlese	2007	6	750
Scharzhofberger Auslese	2011	6	750
Scharzhofberger Auslese Goldkapsel 10 Auktion (Halves)	2012	6	375
Scharzhofberger Kabinett	2013	12	750
Scharzhofberger Spätlese 4	2013	12	750
Scharzhofberger Spätlese	2013	6	750
Scharzhofberger Auslese Goldkapsel Auktion	2013	6	750

The Company, per its purchase agreement with the Liv-Ex and Bordeaux Index (herein this subsection, the “asset sellers"), will purchase the Series VV-GERM Assets for $46,710.  These Company assets are under a purchase agreements, and will be purchased by the series upon the qualification of the offering of the series Interests and closing of the sale of the minimum offering amounts.

Background and Overview

•Most of the wineries in Germany line the Rhine River and its tributaries, and the oldest wine plantations in Germany have been up and running since the Roman Empire.

•Germany is the eighth largest wine producer in the world.

•Riesling is the most widely planted grape in Germany

Notable Points (Supporting data provided by Winesearcher)

Egon Muller, Scharzhofberger Riesling TBA

•Bottles: 1 x 375ml

•Producer: Weingut Egon Müller

•Country: Germany

•Region: Mosel

•Vintage: 2017

•Wine Style: Dessert Wine

•Drinking Window: 2017-2070

•Critic Score: N/A

•Vintage Quality: Excellent

•Other Producer Facts/Notes:

oThe estate in its present form dates back to 1797, when Jean-Jacques Koch acquired the Scharzhof farm from the French republic.

Scharzhofberger Auslese Goldkapsel

•Bottles: 3 x 750ml

•Producer: Weingut Egon Müller

•Country: Germany

•Region: Mosel

•Vintage: 1993

•Wine Style: Dessert Wine

•Drinking Window: 2017-2070

•Critic Score: 95

•Vintage Quality: Excellent

•Other Producer Facts/Notes:

•The estate in its present form dates back to 1797, when Jean-Jacques Koch acquired the Scharzhof farm from the French republic.

Scharzhofberger Spätlese

•Bottles: 6 x 750 ml

•Producer: Weingut Egon Müller

•Country: Germany

•Region: Mosel

•Vintage: 2007

•Wine Style: Dessert Wine

•Drinking Window: 2017-2060

•Critic Score: 95

•Vintage Quality: Legendary

•Other Producer Facts/Notes:

•The estate in its present form dates back to 1797, when Jean-Jacques Koch acquired the Scharzhof farm from the French republic.

Scharzhofberger Auslese

•Bottles: 6 x 750ml

•Producer: Weingut Egon Müller

•Country: Germany

•Region: Mosel

•Vintage: 2011

•Wine Style: Dessert Wine

•Drinking Window: 2021-2070

•Critic Score: 96

•Vintage Quality: Excellent

•Other Producer Facts/Notes:

•The estate in its present form dates back to 1797, when Jean-Jacques Koch acquired the Scharzhof farm from the French republic.

Scharzhofberger Auslese Goldkapsel 10 Auktion (Halves)

•Bottles: 6 x 375 ml

•Producer: Weingut Egon Müller

•Country: Germany

•Region: Mosel

•Vintage: 2012

•Wine Style: Dessert Wine

•Drinking Window: 2017-2060

•Critic Score: 95

•Vintage Quality: Good

•Other Producer Facts/Notes:

•The estate in its present form dates back to 1797, when Jean-Jacques Koch acquired the Scharzhof farm from the French republic.

Scharzhofberger Kabinett

•Bottles: 12 x 750ml

•Producer: Weingut Egon Müller

•Country: Germany

•Region: Mosel

•Vintage: 2013

•Wine Style: White Wine

•Drinking Window: 2027-2040

•Critic Score: 92

•Vintage Quality: Average

•Other Producer Facts/Notes:

•The estate in its present form dates back to 1797, when Jean-Jacques Koch acquired the Scharzhof farm from the French republic.

Scharzhofberger Spätlese 4

•Bottles: 12 x 750ml

•Producer: Weingut Egon Müller

•Country: Germany

•Region: Mosel

•Vintage: 2013

•Wine Style: Dessert Wine

•Drinking Window: 2017-2040

•Critic Score: 92

•Vintage Quality: Average

•Other Producer Facts/Notes:

•The estate in its present form dates back to 1797, when Jean-Jacques Koch acquired the Scharzhof farm from the French republic.

Scharzhofberger Spätlese

•Bottles: 6 x 750ml

•Producer: Weingut Egon Müller

•Country: Germany

•Region: Mosel

•Vintage: 2013

•Wine Style: Dessert Wine

•Drinking Window: 2017-2040

•Critic Score: 92

•Vintage Quality: Average

•Other Producer Facts/Notes:

•The estate in its present form dates back to 1797, when Jean-Jacques Koch acquired the Scharzhof farm from the French republic.

Scharzhofberger Auslese Goldkapsel Auktion

•Bottles: 6 x 750ml

•Producer: Weingut Egon Müller

•Country: Germany

•Region: Mosel

•Vintage: 2013

•Wine Style: Dessert Wine

•Drinking Window: 2017-2040

•Critic Score: 98

•Vintage Quality: Average

•Other Producer Facts/Notes:

•The estate in its present form dates back to 1797, when Jean-Jacques Koch acquired the Scharzhof farm from the French republic.

Asset Acquisition by Manager and by Series

As of January 26, 2022, the Company entered into an exclusive purchase agreement with Liv-Ex and Bordeaux Index for the rights to acquire the underlying assets. Upon the successful completion of the offering through the Vint Platform, Liv-Ex will receive payment of $7,137 for the first part of the underlying Assets. Liv-Ex will store part of the underlying Assets, and upon the successful completion of the offering, the German Collection will remain in the Liv-Ex Vine storage facility. Upon the successful completion of the offering through the Vint Platform, Bordeaux Index will receive payment of $39,573 for the second part of the underlying Assets. Bordeaux Index will store part of the underlying Assets, and upon the successful completion of the offering, the German Collection will remain in the Octavian storage facility.

Market Assessment

To value the series assets, the Company uses a variety of data sources. Winesearcher provides a range of high & low prices within the retail and secondary wine & spirits market. Spirits Market Journal provides fine spirits auction pricing data. The London International Vintner’s Association (Liv-Ex) provides secondary market pricing data for wine & spirits. In addition to our data sources, we work with our advisory board and suppliers to value the collections. We use a valuation methodology encompassing our various data sources, comparable data, and expert opinions to value the underlying assets.

Insurance

We work with Liv-Ex and Bordeaux Index to provide insurance for the underlying assets. We insure all assets during storage.

Storage

Liv-Ex client reserves are stored with Vine. Bordeaux Index client reserves are stored with Octavian. Vine and Octavian are specialist storage and transport solution for the fine wine trade.

Depreciation

We treat our wine collections as collectible and therefore we will not depreciate or amortize the Series VV-GERM Asset going forward. We may depreciate or amortize any hardware or other equipment used in connection with the display or maintenance of the Asset.

VV-GERM Use of Proceeds
	Minimum Raise Dollar Amount	Percentage of Gross Cash Proceeds
Cash Portion of Asset Cost(1)	$46,710	88.13%
Broker Dealer Expense(2)	$530	1.00%
Acquisition Expenses(3)
Interests Issued to Manager(4)	$265	0.50%
Storage & Maintenance(5)	$636	1.20%
Shipping & Transportation	$0	0.00%
Insurance	$265	0.50%
Sourcing Fee(6)	$4,594	8.67%
Offering Expenses(7)	$0	0.00%
Total Fees & Expenses	$6,290	11.87%
Total Proceeds	$53,000	100.00%

(1)As per the purchase agreement the Company will acquire the assets for the Series VV-GERM collection for a total cost of $46,710.  Upon completion of the offering of the Series VV-GERM, the Series VV-GERM will purchase the Series VV-GERM Assets from the asset seller for $46,710.

(2)We have engaged Dalmore to perform administrative and compliance related functions in connection with this offering, but not for underwriting or placement agent services. This includes the 1% commission payable to Dalmore for its services in this offering

(3)The Acquisition Expenses are estimates based upon provided quotes. To the extent that Acquisition Expenses are lower than anticipated, any overage would be added to the Working Capital Reserve held in an operating account for future Operating Expenses related to Series VV-GERM.  Any shortfalls would be taken from the Working Capital Reserves, if any or paid as non-reimbursable payments by the Manager.  The Acquisition Expenses will be paid out of the offering proceeds and have not been paid as of the date of this Offering Statement.

(4)In connection with the purchase of certain Series VV-GERM assets, the Manager shall receive 5 Series VV-GERM Interests.

(5)The Manager anticipates using this storage facility to hold additional assets.  In which case these costs will be allocated to the various series accordingly.

(6)Our series manager will be paid a Sourcing Fee as compensation for sourcing the Series VV-GERM Asset in an amount equal to between 0% and 15% of the gross offering proceeds.

(7)The Manager has assumed and will not be reimbursed for Offering Expenses in connection with the offering of Series VV-GERM Interests.